August 21, 2019

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Justin Dobbie
Tonya K. Aldave

Re:	Kura Oncology, Inc.
Registration Statement on Form S-3
Filed August 1, 2019
File No. 333-232947

Ladies and Gentlemen:

On behalf of Kura Oncology, Inc. (the “Company”), we are submitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), by letter dated August 14, 2019, regarding the Company’s Registration Statement on Form S-3, filed on August 1, 2019 (the “Registration Statement”).

Set forth below are the Company’s responses to the Staff’s comment. For the Staff’s convenience, we have incorporated your comments into this response letter in italics.

Registration Statement on Form S-3

Description of Capital Stock

Amended and Restated Certificate of Incorporation, as amended, and Amended and Restated Bylaws, page 13

1. We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

August 21, 2019

Response: The Company acknowledges the Staff’s comment and respectfully advises that it has amended the Registration Statement to clarify that the Company’s forum selection provision does not apply to actions arising under the Securities Act or Exchange Act, and the Company will include a similar clarifying statement in its future filings with the SEC.

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The Company respectfully requests the Staff’s assistance in completing the review of the Registration Statement, as amended, as soon as possible. Please contact me at (858) 550-6142 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

Cooley LLP

/s/ Charles Bair, Esq.

Charles Bair, Esq.

cc:	Troy E. Wilson, Ph.D., J.D., Kura Oncology, Inc.
Marc Grasso, M.D., Kura Oncology, Inc.